Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8
2.	Date of Material Change
January 7, 2010
3.	News Release
A news release with respect to the material change referred to in this report was issued through Marketwire on January 7, 2010 and filed on the system for electronic document analysis and retrieval (SEDAR).
4.	Summary of Material Change
Goldcorp announced the execution of a binding agreement with New Gold Inc. (“New Gold”), whereby New Gold will exercise its right of first refusal and acquire the 70% interest in the El Morro project held by Xstrata Copper Chile S.A. (“Xstrata Chile”), a wholly-owned subsidiary of Xstrata Plc.
5.	Full Description of Material Change
Goldcorp announced the execution of a binding agreement with New Gold, whereby New Gold will exercise its right of first refusal and acquire the 70% interest in the El Morro project held by Xstrata Chile, a wholly-owned subsidiary of Xstrata Plc. Goldcorp will advance $463 million to New Gold to fund the exercise of the right of first refusal by a New Gold subsidiary. Following the acquisition of the 70% interest by the New Gold subsidiary, Goldcorp will acquire that subsidiary from New Gold. Goldcorp will pay New Gold $50,000,000 in cash upon closing of the subsidiary acquisition, and has agreed to amend certain terms of the El Morro Shareholders Agreement, including with respect to New Gold’s capital funding obligations.
El Morro is an advanced stage copper-gold project located in a mining friendly jurisdiction in north-central Chile, Region III, approximately 80 kilometres east of the city of Vallenar. On a 100% basis, El Morro contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper(1), with an additional 2.2 million ounces of gold and 1.0 billion pounds of copper in the measured and indicated resource categories(1).

Upon completion of the transactions, which are subject to customary closing conditions and are anticipated to close within 15 business days of the execution of the sale agreement, Goldcorp will hold 70% and New Gold 30% of the El Morro project.
Goldcorp’s financial advisors are GMP Securities L.P. and its legal advisors are Cassels Brock & Blackwell LLP in Canada.
(1) El Morro’s mineral reserves and resources are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of US$500/oz, a copper price of US$1.25/lb and a grade cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper and Au(g/t) = grams per tonne gold. The Qualified Person as defined under NI43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates. Mineral resources have been estimated based on a gold price of US$500/oz, a copper price of US$1.25/lb and a grade cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper and Au(g/t) = grams per tonne gold. Mineral resources are based on an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project. Mineral resources are exclusive of mineral reserves. The Qualified Person as defined under NI43-101 is Mr. Barton G. Stone, P. Geo and Chief Geologist for Pincock, Allen & Holt Inc.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Charles Jeannes, President and Chief Executive Officer of Goldcorp at (604) 696-3000.
9.	Date of Report
January 12, 2010.